UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of  April, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

 (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

 Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, April 12, 2021

GAL Note No. 62/21

Messrs.

COMISIÓN NACIONAL DE VALORES
Argentine Securities and Exchange Commission

Issuers´ Sub-Management Office

25 de Mayo 175

City of Buenos Aires

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Ref: EDENOR S.A. – Relevant Event

Risk Rating of Negotiable Securities - Modification

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (indistinctly, “EDENOR” or the “Company”) in compliance with the applicable norm, in order to inform that on April 9, 2021, Moody’s Local modified Edenor's rating on the Local scale from “A” and “A-” to “BBB” and “BBB-” for its correspondingly local and foreign currency issues. The outlook remains negative. According to the Moody’s Local report, the change reflects the impact of the tariff freeze and the uncertainty regarding the company’s cost recovery and current regulatory framework.

Yours faithfully,

Gabriela L. Chillari

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: April 12, 2021